

September 9, 2024

Thomas Corbett
Chief Financial Officer
Brookfield Reinsurance Ltd.
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08 Bermuda

>   **Re: Brookfield Reinsurance Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2023 filed March 28, 2024**
>   **File No. 001-40509**

Dear Thomas Corbett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023

Bermuda Tax Risks - Our company will be subject to corporate income tax in 2025, page 48

1. Please revise future filings to more clearly explain the reasonably likely impact on your tax obligations of BEPS, the Bermuda Tax Act, EUTPA and any other material tax law or regulation. More clearly explain if the "assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the company or to any of its operations or its shares, debentures or other obligations, until March 31, 2035" results in any official tax regulations not being applicable for you and how the assurance will impact your current and future tax obligations. Please ensure your disclosure in risk factors is consistent with information disclosed in Note 22 Income Taxes in your financial statement notes.

4.B Business Overview, page 56

2. Please revise future filing to provide relevant information about your mortgage and

private loan portfolios. For example, discuss the type of borrowers, type of collateral, industry sectors, whether loans have fixed or variable rates, contractual maturities, etc. Please provide us your proposed revised disclosure.

4.C Organizational Structure, page 77

3.   We note you disclose throughout the filing that "each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share." Please revise future filings to more clearly describe the terms or structure of Class A exchangeable shares that result in the shares having equivalent economic returns. Please provide us your proposed revised disclosure.

MD&A - Line of Business - Direct Insurance, page 89

4.   Please revise future filings to provide a breakdown of net premiums by product or other relevant characteristic for each period presented to allow and investor to understand your key products and trends. Please discuss the underlying reasons for material trends. Please provide us your proposed revised disclosure.

5.   Please revise here or your Business Overview section in future filings to provide quantitative information related to the sale of annuities by product type or other relevant characteristic for each period presented to allow an investor to understand your key products and relevant trends. Please also revise to discuss the underlying reasons for any material trends. Please provide us your proposed revised disclosure.

Liquidity and Capital Resources, page 91

6.   If significant to an understanding of your liquidity, please revise future filings to clarify the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries. Please also describe any of these amounts that may not be available for U.S. operations where you consider earnings to be permanently reinvested, to the extent material, and address the potential tax implications of repatriation. Please provide us your proposed revised disclosure.

Brookfield Operating Results, page 94

7.   Please revise future filings to disclose Brookfield's diluted EPS for each period presented.

8.   Please revise future filings to discuss and quantify, to the extent meaningful, the significance of the Company to Brookfield's net income attributed to shareholders. Please provide us your proposed revised disclosure.

Market Risk, page 95

9.   Please revise future filings to disclose all of the information required by Item 11 of Form 20-F, including quantitative information about market risks in accordance with one of the three disclosure alternatives provided in Item 11(a). Please provide us your proposed revised disclosure.

Non-GAAP Measures - Distributable Operating Earnings, page 101

10.   We note material adjustments in the table reconciling your net income to DOE described as "Net investment gains and losses, including funds withheld" and "Mark-to-market on

insurance contracts and other net assets." Please revise future filings to provide additional detail regarding the items included in these adjustments including reconciling them to other detailed disclosure included in MD&A or financial statement notes to allow an investor to more clearly understand the nature of items excluded from DOE. Please provide us your proposed revised disclosure.

11. Please revise future filings to clarify how the tax impact of your adjustments is included in DOE. If it is not, please tell us how you considered the guidance in Question 102.11 of the C&DIs on Non-GAAP Financial Measures. Please provide us your proposed revised disclosure.

12. Please revise future filings to quantify the amounts added back for "returns on equity invested in certain variable interest entities" and "your share of adjusted earnings from your investments in certain associates" for 2023 and 2024. If material, please tell us in detail how these items are accounted for in your financial statements and explain in more detail why you add them back. Additionally, please tell us how you considered the guidance in Question 100.04 of the C&DIs on Non-GAAP Financial Measures in determining that the adjustments were appropriate. Please provide us your proposed revised disclosure.

Class A Exchangeable Shares and Class A-1 Exchangeable Shares, page 130

13. Please revise future filings to clarify the impact on the Company's financial statements if a holder of Class A or A-1 shares exchanges shares with Brookfield Corporation for one Brookfield Class A Share. Please provide us your proposed revised disclosure.

Distributions, page 137

14. Please revise future filings to disclose the relationship, if any, between the distributable earnings paid quarterly to Class C shares and the non-GAAP financial measure distributable operating earnings disclosed throughout your filing. Please provide us your proposed revised disclosure.

Class A Junior Preferred Shares - Conversion - At the Option of the Holder, page 139

15. Please revise future filings, as needed, to clarify the conversion terms related to the holder of Class A Junior Preferred Shares. We note disclosure here indicates holders may convert shares into Class C shares while disclosure on page F-17 indicates that holders may convert shares for cash. To the extent that holders can not convert the shares to cash, please tell us how this impacts your classification of the shares as mezzanine equity.

Note 1. Organization and Description of the Company, page F-12

16. Please tell us in detail and revise disclosure in future filings to explain why the financial statements are labeled as "combined".

Notes to Financial Statements, page F-12

17. Please revise future filings to disclose all of the information required by ASC 944-505-50. Please provide us your proposed revised disclosure.

<u>Note 2. Summary of Significant Accounting Policies - Adoption of New Accounting Standards ASC 2018-12, page F-14</u>

18.   We note you converted to US GAAP on January 1, 2023 and also adopted LDTI on the same date with a transition date of January 1, 2021. Please explain to us how you adopted LDTI and measured the impact at transition considering the prior periods were prepared under IFRS. Additionally, please tell us where the transition information required by ASC 944-40-65-2.g and .h is disclosed. As needed, please ensure your disclosure in future filings clearly explains your transition approach with LDTI.

<u>Class A exchangeable shares, page F-16</u>

19.   Please tell us how you determined that Class A and A-1 exchangeable shares should not be classified as mezzanine equity. Specifically, tell us how you considered if the shares had redemption terms that were outside your control. Please reference all authoritative and non-authoritative guidance you considered in your determination.

<u>Earnings per share, page F-28</u>

20.   We note disclosure that, "Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the Company's distributable earnings…" Please tell us where these distributions are presented in the statement of cash flows or revise your disclosure accordingly here and elsewhere as needed, if these distributions have not been made.

<u>Foreign Currencies, page F-28</u>

21.   If material, please revise future filings to disclose the aggregate transaction gain or loss included in determining net income for each period presented. Refer to ASC 830-20-50-1 for guidance.

<u>Note 21. Corporate and Subsidiary Borrowings, page F-78</u>

22.   Please revise future filings to disclose the weighted average interest rate for short-term borrowings and the interest rate for long-term debt. Refer to ASC 210-10-S99-1. 19 and .22 for guidance.

23.   Please revise future filings to disclose the carrying amount and classification of any assets pledged as collateral for your borrowings. Refer to ASC 860-30-50-1A.b.1 for guidance.

<u>Note 22. Income Taxes, page F-79</u>

24.   In light of the significant reconciling item due to differences of foreign taxes from U.S. statutory taxes in the statutory tax rate reconciliation, please revise here or in MD&A in future filings to quantify pre-tax income and income tax expense by country, disclose the statutory tax rate of each country and discuss tax structures and strategies that results in a large portion of your taxable income being derived from foreign countries with low tax rates. Please provide us your proposed revised disclosure.

<u>Note 27. Segment Reporting, page F-85</u>

25.   Please revise future filings to disclose the amount of revenue attributed to your country of domicile and any other country with a material amount of revenue. Refer to ASC 280-10-

50-41.a. for guidance. Please provide us your proposed revised disclosure.

General

26.   We note disclosure throughout your filing that appear to be related to accounting policies no longer in effect for any periods presented. For example, DAC amortization on pages 32 and 33 and disclosures starting with "prior to the adoption of LDTI." Please tell us why this disclosure is relevant or, if appropriate, remove it in future filings.

Form 6-K Filed August 14, 2024

Note 2. Summary of Significant Accounting Policies, page 9

27.   We note the material amount of VOBA recognized at June 30, 2024. Please revise future filings to disclosure your amortization policy and tell us the guidance you considered in determining your policy.

Note 22. Income Taxes, page 58

28.   Please provide us an accounting analysis that details the key facts, judgments and specific accounting guidance that you considered in recognizing and measuring the material deferred tax asset related to the new CIT regime in Bermuda. Please revise future filings to provide appropriate information to allow investors to understand your income tax determinations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance